UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 0-23426

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

REPTRON ELECTRONICS, INC. 401(K) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REPTRON ELECTRONICS, INC.

13700 REPTRON BOULEVARD

TAMPA, FLORIDA 33626

Report of Independent Certified Public Accountants

The Participants and Advisory Committee

Reptron Electronics, Inc.

401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Reptron Electronics, Inc. 401(k) Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Tampa, Florida

May 31, 2003

Reptron Electronics, Inc.

401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2002	2001
Assets:
Investments, at fair value	$11,615,601	$14,300,653
Cash	21,820	—
Receivables:
Participants’ contributions	48,010	63,564
Employer contributions	2,459	6,357
Participant loans	496,890	570,582
Investment income	7,014	6,727

Total receivables	554,373	647,230

Total assets	12,191,794	14,947,883

Liabilities:
Due to participants	30,076	27,021

Total liabilities	30,076	27,021

Net assets available for benefits	$12,161,718	$14,920,862

The accompanying notes are an integral part of these statements.

Reptron Electronics, Inc.

401(k) Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2002	2001
(Reductions) additions to net assets attributed to:
Investment (loss):
Net depreciation in fair value of investments	$(3,392,714)	$(4,261,287)
Interest and dividends	294,596	356,476

	(3,098,118)	(3,904,811)

Additions to net assets attributed to:
Participants’ contributions	2,186,000	2,590,154
Rollover contributions	243,965	212,829
Employer’s contributions	212,511	264,949

	2,642,476	3,067,932

Total reductions	(455,642)	(836,879)
Deductions from net assets attributed to:
Benefits paid to participants	2,270,656	953,961
Miscellaneous expense	2,770	2,940
Return of excess contributions	30,076	27,021

Net decrease	(2,759,144)	(1,820,801)
Net assets available for benefits:
Beginning of year	14,920,862	16,741,663

End of year	$12,161,718	$14,920,862

The accompanying notes are an integral part of these statements.

Reptron Electronics, Inc.

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE A – DESCRIPTION OF PLAN

The following description of Reptron Electronics, Inc.’s (the Company or Employer) 401(k) Retirement Savings Plan (the Plan), which was established effective January 1, 1993, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.	General. The Plan is a defined contribution plan covering all employees of the Company and its wholly owned subsidiaries. Employees are eligible to participate in the Plan upon attaining the age of 18 and completing three months of service. Service with the Company’s subsidiaries prior to January 3, 2000 is counted towards eligibility to participate in the Plan. The entry dates for the Plan are the first day of each month. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2.	Contributions. Participants may contribute up to 19 percent of pre-tax annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers one common stock fund, two common/collective trust funds, and thirty-eight mutual funds as investment options for participants. The Company makes discretionary contributions at the option of the Company’s board of directors, not to exceed 100% of the first 19% of participant compensation contributed as an elective deferral for December 31, 2002 and 2001. The Company’s match is based on a percentage of the participant’s contribution. The Company’s matching percentage was 10% for 2002 and 2001.

3.	Participant Accounts. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4.	Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s discretionary matching portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is generally 100 percent vested after five years of credited service.

Reptron Electronics, Inc.

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2002 and 2001

NOTE A – DESCRIPTION OF PLAN – Continued

Any participant of the Hibbing Electronics Corporation and Applied Instruments Employee 401(k) Plans (which were merged into the Plan on January 1, 2000) who was a participant as of January 1, 2000 with no less than three years of service, is permitted to elect to have his or her vested percentage computed based upon the prior vesting schedule.

Years of Service	Applied Instruments Prior Vesting Percentage	Hibbing Electronics Corp. Prior Vesting Percentage	All Other Participants Vesting Percentage
Less than 1	0%	0%	0%
1	20%	25%	20%
2	40%	50%	40%
3	60%	75%	60%
4	80%	100%	80%
5	100%		100%

5.	Participant Loans. Participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 or 50 percent of their account balance. The loans are collateralized by the assets allocated to the participant’s account. A participant must repay the loan within five years unless the loan is used to acquire a principal residence. Each loan shall bear interest at a reasonable rate, as determined by the Company in accordance with the Plan’s written loan procedures.

6.	Payment of Benefits

Lifetime benefits (normal retirement age is 65)

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or installment payments.

Termination prior to retirement

For termination of service due to reasons other than retirement, a participant may receive the value of the vested interest in his or her account as a lump sum distribution or in installment payments not exceeding the participant’s life expectancy.

For any termination of service, if the participant’s vested account balance does not exceed $5,000 a single lump sum payment is required.

Reptron Electronics, Inc.

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2002 and 2001

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date.

Payment of Benefits

Benefits are recorded when paid.

Expenses of the Plan

Substantially all administrative expenses of the Plan have been paid by the Employer.

Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 20, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Reptron Electronics, Inc.

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2002 and 2001

NOTE C – INVESTMENTS

The following table presents the fair value of participant-directed investments that represent 5 percent or more of the Plan’s net assets. The custodian utilized the quoted market price of the investment instruments underlying the investment options to determine their fair value.

	December 31,
	2002	2001
Merrill Lynch Retirement Preservation Trust	$2,982,850	$2,534,584
Van Kampen Emerging Growth Fund Class A	1,641,445	2,373,301
Alliance Premier Growth Fund Class A	1,946,034	2,941,107
ING Pilgrim International Value Class A	1,066,521	1,245,854
Merrill Lynch Basic Value Fund Class D	889,523	976,012
Reptron Electronics, Inc. Common Stock	632,417	1,858,663
Mercury Total Return Bond Fund	1,057,563	898,973
Aggregate of investments that represent less than 5 percent of the Plan’s net assets	1,399,248	1,472,159

	$11,615,601	$14,300,653

During 2002, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value by $(3,392,714) as follows:

Common Stock	$(670,554)
Mutual Funds	(2,722,160)

$(3,392,714)

NOTE D – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Merrill Lynch Trust Company. Merrill Lynch Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE E – PLAN Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Reptron Electronics, Inc.

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2002 and 2001

NOTE F – NET ASSETS AVAILABLE FOR BENEFITS

Merrill Lynch Trust Company held the assets during 2002 and 2001, respectively, for the purpose of administration of investments and record keeping. The agreement with Merrill Lynch Trust Company provides for the investments and contributions to be participant directed and accounted for in separate funds.

NOTE G – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the financial statements to Form 5500:

	2002	2001
Net assets available for benefits per the Statement of Net Assets Available for Benefits	$12,161,718	$14,920,862
Contributions receivable	(50,469)	(69,921)
Refund of excess contributions	30,076	27,021
Other	2	1

Net assets available for benefits per Form 5500	$12,141,327	$14,877,963

Income (loss) per Statement of Changes	$(2,759,144)	$(1,820,801)
Adjustment for accruals	22,507	33,826
Liquidated funds payable from trust	—	23,025
Appreciation included as transfer	—	—
Transfers in from merged plans	—	—
Other	1	(3,274)

Income (loss) per Form 5500	$(2,736,636)	$(1,767,224)

The differences indicated above are the result of the financial statements prepared on an accrual basis and the Form 5500 prepared on a cash basis.

SUPPLEMENTAL SCHEDULE

401(k) Retirement Savings Plan

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2002

Principal Amount of Shares	Description	Current Value
726,916	* Reptron Electronics, Inc.	$632,417
34,134	* Merrill Lynch Retirement Preservation Trust – GM	34,134
2,982,850	* Merrill Lynch Retirement Preservation Trust	2,982,850
5,515	Van Kampen Comstock Fund Class A	68,061
614	ING Pilgrim International Value Class A	6,320
2,517	Van Kampen American Value Fund Class A	38,025
672	Alliance Premier Growth Fund A GM	9,235
38,210	* Merrill Lynch Basic Value Fund Class D	889,523
26,041	AIM Value Fund	195,565
3,779	* Merrill Lynch Focus Value Fund Class D	34,046
897	AIM Value Fund	6,736
14,092	PIM Company Innovation Fund Class A	151,775
529	Fidelity Advisor Growth	11,749
477	MFS Capital Oppenheimer Fund Class A	4,455
347	Federated Growth Strategies	6,488
4,194	Fidelity Advisor Mid Cap Fund Class T	65,383
7,359	Calvert Income Fund	120,389
1,249	Federated International Small Company Fund Class A	18,530
4,671	Oppenheimer Global Growth & Income	76,044
293	CDC Nvest Growth and Income Fund Class A	2,756
2,559	AIM Small Cap Growth Fund Class A	47,289
1,592	Mass Investment Growth Stock Fund Class A	14,698
5,121	Van Kampen Aggregate Growth Fund Class A	45,375
1,561	Davis NY Venture Fund Class A	32,696
8,001	AIM Blue Chip Fund Class A	71,525
1,081	Fidelity Advisor Growth & Income Class T	14,100
7,197	* Merrill Lynch S&P 500 Index	77,438
3,784	* Merrill Lynch SM Cap Index	31,330
1,721	MFS Strategic Growth Fund Class A	23,996
926	Munder Net Fund Class A	9,235
1,427	Fidelity Advisor Small Cap Fund Class T	20,451
79,456	Mercury TTL Retirement Bd Distributor	1,057,563
820	Alliance Tech Fund Class A	31,438
474	Mercury TTL Retirement Bd Distributor – GM	6,302
29,437	Alliance Growth & Income	76,536
58,048	Van Kampen Emerging Growth Fund Class A	1,641,445
403	Fidelity Advisor Equity Growth Fund	13,612
2,277	* Merrill Lynch Fundamental Growth Funds Class D	28,916
163	Van Kampen Emerging Growth Fund Class A	4,620
141,633	Alliance Premier Growth Fund Class A	1,946,034
103,646	ING Pilgrim International Value Class A	1,066,521

		11,615,601
	Cash	21,820
	Participant loans, at varying rates and maturities	496,890

		$12,134,311

*	Party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REPTRON ELECTRONICS, INC. 401(K) RETIREMENT SAVINGS PLAN

By:	/s/ PAUL PLANTE
Paul Plante Paul Plante, Chief Operating Officer of Reptron Electronics, Inc. Plan Administrator

Date: June 30, 2003

EXHIBIT INDEX

FILED AS PART OF THIS ANNUAL REPORT ON FORM 11-K

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Grant Thornton LLP